SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AmSurg Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03232P405
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 10 PAGES

CUSIP No. 03232P405

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Asset Management (US) LLC, Manulife Asset Management (North America) Limited, Manulife Asset Management (Europe) Limited and Manulife Asset Management (Hong Kong) Limited

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

PAGE 2 OF 10 PAGES

CUSIP No. 03232P405

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,299,168
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,299,168
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,168
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.15%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 3 OF 10 PAGES

CUSIP No. 03232P405

1	NAME OF REPORTING PERSON Manulife Asset Management (North America) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 22,728
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,728
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,728
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 4 OF 10 PAGES

CUSIP No. 03232P405

1	NAME OF REPORTING PERSON Manulife Asset Management (Europe) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 93,604
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 93,604
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,604
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.30%
12	TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS

PAGE 5 OF 10 PAGES

CUSIP No. 03232P405

1	NAME OF REPORTING PERSON Manulife Asset Management (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 397,813
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 397,813
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,813
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.27%
12	TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS

PAGE 6 OF 10 PAGES

Item 1(a)       Name of Issuer:
AmSurg Corp.

Item 1(b)       Address of Issuer's Principal Executive Offices:
20 Burton Hills Boulevard
Nashville, Tennessee  37215

Item 2(a)       Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiaries, Manulife Asset Management (US) LLC ("MAM (US)"), Manulife Asset Management (North America) Limited ("MAM (NA)"), Manulife Asset Management (Europe) Limited ("MAM (EU)") and Manulife Asset Management (Hong Kong) Limited ("MAM (HK)").

Item 2(b)       Address of Principal Business Office:
The principal business offices of MFC and MAM (NA) are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.
The principal business office of MAM (EU) is located at 10 King William Street, London, United Kingdom EC4N 7TW.
The principal business office of MAM (HK) is located at 47/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Item 2(c)       Citizenship:
MFC and MAM (NA) are organized and exist under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.
MAM (EU) is organized and exists under the laws of the United Kingdom.
MAM (HK) is organized and exists under the laws of Hong Kong.

Item 2(d)       Title of Class of Securities:
Common Stock

Item 2(e)       CUSIP Number:
03232P405

Item 3            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                     (g) (X)     a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MAM (US):                                           (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

MAM (NA):                                          (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

MAM (EU):                                          (j) (X)     a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

MAM (HK):                                         (j) (X)     a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

PAGE 7 OF 10 PAGES

Item 4            Ownership:

(a)  Amount Beneficially Owned:  MAM (US) has beneficial ownership of 1,299,168 shares of Common Stock, MAM (NA) has beneficial ownership of 22,728 shares of Common Stock, MAM (EU) has beneficial ownership of 93,604 shares of Common Stock and MAM (HK) has beneficial ownership of 397,813 shares of Common Stock.  Through its parent-subsidiary relationship to MAM (US), MAM (NA), MAM (EU) and MAM (HK), MFC may be deemed to have beneficial ownership of these same shares.

(b)  Percent of Class:  Of the 31,340,126 shares outstanding as of November 3, 2011, according to the issuer's Quarterly Report filed on Form 10-Q for the quarterly period ended  September 30, 2011, MAM (US) held 4.15%, MAM (NA) held 0.07%, MAM (EU) held 0.30% and MAM (HK) held 1.27%.

(c)  Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
MAM (US), MAM (NA), MAM (EU) and MAM (HK) each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii)           shared power to vote or to direct the vote:  -0-

(iii)          sole power to dispose or to direct the disposition of:
MAM (US), MAM (NA), MAM (EU) and MAM (HK) each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv)          shared power to dispose or to direct the disposition of:  -0-

Item 5            Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8            Identification and Classification of Members of the Group:
Not applicable.

Item 9            Notice of Dissolution of Group:
Not applicable.

Item 10          Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory schemes applicable to MAM (EU) and MAM (HK), respectively, are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

PAGE 8 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       Attorney in Fact*

Manulife Asset Management (US) LLC

By:         /s/ William E. Corson

Name:    William E. Corson

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

Manulife Asset Management (North America) Limited

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       General Counsel and Secretary

Manulife Asset Management (Europe) Limited

By:         /s/ Peter S. Mennie

Name:    Peter S. Mennie

Dated:  February 13, 2012                                  Title:       Chief Operating Officer

Manulife Asset Management (Hong Kong) Limited

By:         /s/ Michael Dommermuth

Name:    Michael Dommermuth

Dated:  February 13, 2012                                  Title:       Vice Chairman, Investment Operation

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 9 OF 10 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (US) LLC, Manulife Asset Management (North America) Limited, Manulife Asset Management (Europe) Limited and Manulife Asset Management (Hong Kong) Limited agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of AmSurg Corp., is filed on behalf of each of them.

Manulife Financial Corporation

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       Attorney in Fact*

Manulife Asset Management (US) LLC

By:         /s/ William E. Corson

Name:    William E. Corson

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

Manulife Asset Management (North America) Limited

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       General Counsel and Secretary

Manulife Asset Management (Europe) Limited

By:         /s/ Peter S. Mennie

Name:    Peter S. Mennie

Dated:  February 13, 2012                                  Title:       Chief Operating Officer

Manulife Asset Management (Hong Kong) Limited

By:         /s/ Michael Dommermuth

Name:    Michael Dommermuth

Dated:  February 13, 2012                                  Title:       Vice Chairman, Investment Operation

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 10 OF 10 PAGES